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                           December 19, 2022

       Yizhen Zhao
       Chief Executive Officer
       Ark7 Properties Plus LLC
       535 Mission St., 14th Floor
       San Francisco, CA 94105

                                                        Re: Ark7 Properties
Plus LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 12,
2022
                                                            File No. 024-11869

       Dear Yizhen Zhao:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Andrew Stephenson, Esq.